Exhibit 99
NEW YORK
October 26, 2000
PRNewswire





El Sitio Inc. (Nasdaq:  LCTO) announced today that it is engaged in discussions regarding a possible business combination transaction.  However,

no agreement has been reached concerning any such transacton.  El Sitio will make no further statement until either an agreement is reached or discussions are concluded.



SOURCE: El Sitio Inc.

10/26/2000

/CONTACT:  Jeff Majtyka of Brainerd Communications,
           212-986-6667, for El Sitio/
/Web site:  http://www.elsitio.com/